Provident Energy to Acquire Alberta Asset Package for $476 million High quality assets strengthen Canadian Oil and Gas Production business

NEWS RELEASE NUMBER 16-06	July 11 , 2006

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced that it has agreed to acquire a package of natural gas producing assets in the Rainbow and Peace River Arch areas of northwestern Alberta (the “Rainbow Assets”) for a total estimated purchase price of $475.9 million after adjustments. Current production from the Rainbow Assets is 33 million cubic feet of natural gas equivalent a day (5,500 barrels of oil equivalent), over 90 percent of which is natural gas. The transaction is expected to close by the end of August, 2006, with an effective date of June 1, 2006.

“The Rainbow Assets provide excellent economic and strategic value to Provident, strengthening our energy businesses and reinforcing our balanced and integrated portfolio strategy,” said Provident President and Chief Executive Officer Tom Buchanan. “Consistent with our disciplined and strategic approach to acquisitions, these high quality Canadian natural gas reserves provide strong future development potential and solid economics. This acquisition will bolster our Canadian upstream operations, building on the significant moves we have made over the last two years to expand our midstream and U.S. production businesses.”

Provident believes the Rainbow acquisition offers excellent financial and operational benefits to Provident unitholders. The anticipated benefits include:
•	accretion to cash flow per unit of approximately six percent in 2007, increasing in subsequent years;
•	accretion to anticipated 2007 production per unit of approximately seven percent;
•	strong netbacks from the Rainbow Assets that will increase Provident’s average Canadian netbacks by over $2.00 per barrel;
•	average operating costs for the Rainbow Assets are below $6.00 per barrel, reducing Provident’s overall Canadian operating costs by over $1.50 per barrel;
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operatorship of 97 percent of the assets and an average working interest of approximately 75 percent, including significant ownership interests in four natural gas plants and associated gathering and compression facilities;

•
established production history with over 200 identified drilling locations that enable current production from these assets to be maintained through to 2010 with approximately $25 to $30 million per year in capital investment;

•	potential additional upside with further infill drilling and optimization opportunities;
•	a land base of over 280,000 net acres, including over 80,000 net acres of undeveloped land;
•	production of mainly low-risk shallow gas from multi-zone producing regions;
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a reserve life index (RLI) of over 11 years for the Rainbow Assets, increasing Provident’s Canadian RLI by approximately one year and maintaining Provident’s excellent corporate RLI of 11.7 years (as well as Provident’s industry-leading economic life index of 17 years when the midstream assets are factored in).

Reserves have been evaluated in compliance with NI 51-101 internally and by independent evaluators AJM Petroleum Consultants. For the Rainbow Assets, Provident estimates total Proved plus Probable reserves of 22.2 million barrels of oil equivalent. AJM’s estimates are approximately 24 percent higher than Provident’s internal estimates, indicating the potential for growth in the reserves. The production is mainly sweet gas from shallow reservoirs in the Rainbow, Haro, Boyer and Rainbow South areas, and from multiple zones in the Pouce Coupe and Gordondale areas in the Peace River Arch.

Provident expects its average daily production for 2006 to increase by approximately 2,000 barrels, which represents approximately four months of production from the Rainbow Assets averaged over the whole year. Therefore, Provident now expects full year production to average between 29,000 and 31,000 barrels of oil equivalent per day. As reported in first quarter disclosure, Provident is currently on track to hit the high end of its guidance, based on strong operational results in the Canadian business unit. Provident anticipates that its corporate oil-to-gas production ratio will now be balanced, with approximately 50 percent oil and natural gas liquids, and 50 percent natural gas. Provident will be reviewing its capital programs in late 2006 to fund this winter’s program, given that the Rainbow Assets are located mainly in regions where drilling activity is restricted to the winter months.

“Our Canadian upstream team has recently been delivering excellent results, and these high quality assets create a new core area for us,” said Dan O’Byrne, Provident’s Executive Vice President and Chief Operating Officer. “We have demonstrated our operating expertise in this type of shallow gas play in southwest Saskatchewan, and the Rainbow Assets offer similar strong development drilling opportunities. As well as the value of the assets themselves, we will gain key employees to augment our Canadian staff. Furthermore, we see synergies with our midstream business, given the location of the assets near our proprietary Liquids Gathering System pipeline, and our ability to process the natural gas liquids at our Redwater and Empress facilities.”

Based on current production of approximately 5,500 barrels of oil equivalent per day, the cost of the acquisition is approximately $86,500 per flowing barrel of oil equivalent. Based on Provident’s internal reserves estimates, the cost for proved plus probable reserves is approximately $21.44 per barrel of oil equivalent.

To protect the economics associated with the transaction in an environment of volatile natural gas prices, Provident intends to implement natural gas hedges for a significant amount of the acquired production. The program will utilize a combination of derivative products to provide insurance against lower natural gas prices while allowing some upside participation if prices move higher.

Provident is acquiring the Rainbow Assets indirectly from a large American private independent oil and gas company. The closing of the acquisition is subject to normal course conditions typical of transactions of this nature.

The acquisition will be funded by an approximately equal mix of equity and bank debt.

Acquisition Financing

As part of this acquisition, Provident’s senior Canadian credit facility will increase from $800 million to $925 million. In addition, National Bank Financial and TD Securities have established a $300 million bridge facility which Provident may draw upon for this transaction. Pro forma debt levels following the Rainbow acquisition are comfortably supported by the composition of Provident’s upstream and midstream assets. Initiatives are underway in the coming months that could reduce debt levels, including the previously-announced initial public offering of a component of Provident’s United States business.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident and the Rainbow Assets, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com